Exhibit 8.1

List of Significant Subsidiaries and Portfolio Investments

Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Franz Kalff GmbH
Mersa Holdings B.V.	The Netherlands	100% held by Robomatix
Franz Kalff GmbH	Germany	100% held by Mersa
Primacura Verwaltungs GmbH	Germany	100% held by Franz Kalff
eLady Ltd.
Hillsborough Holdings B.V.	The Netherlands	Approximately 90% held by Robomatix
Niponet Holdings Ltd.	Israel	Approximately 36% held by Robomatix

Belas Holdings B.V.	The Netherlands	Approximately 8.9% held by Niponet and approximately 27% held by Hillsborough
eLady Ltd.	Japan	Approximately 84.7% held by Belas
Dirad Technologies (1999) Ltd.
Leader Tech Ltd.	Israel	Approximately 4.4% held by Robomatix
Dirad Technologies (1999) Ltd.	Israel	100% held by Leader Tech
Dirad Management Technologies (2000) Ltd.	Israel	5% held by Robomatix

Israel Land Development Insurance Company Ltd.	Israel	Approximately 2.4% held by Robomatix